Exhibit 99.2

May 7, 2026	CAMECO CORPORATION

Corporate Office
2121 11th Street West
Saskatoon SK S7M 1J3
Canadian Securities Administrators	Canada

Cameco Corporation Annual Meeting May 7, 2026 Report of Voting Results Under National Instrument 51-102	Tel: +1 (306) 956-6200 www.cameco.com

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual meeting (the Meeting) of the shareholders (the Shareholders) of Cameco Corporation (the Corporation) held on May 7, 2026. Each matter voted on is described in greater detail in the Corporation’s 2026 Management Proxy Circular issued in connection with this meeting, which is available at cameco.com.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Tammy Cook-Searson	Don Kayne
Catherine Gignac	Peter Kukielski
Tim Gitzel	Dominique Minière
Marie Inkster	Leontine van Leeuwen-Atkins
Kathryn Jackson

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against

Tammy Cook-Searson	268,546,019	99.46%	1,445,035	0.54%

Catherine Gignac	257,616,122	95.42%	12,374,935	4.58%

Tim Gitzel	269,493,993	99.82%	497,067	0.18%

Marie Inkster	268,122,805	99.31%	1,868,248	0.69%

Canadian Securities Administrators

May 7, 2026

Kathryn Jackson	267,520,591	99.08%	2,470,465	0.92%

Don Kayne	262,615,561	97.27%	7,375,495	2.73%

Peter Kukielski	268,828,780	99.57%	1,162,278	0.43%

Dominique Minière	266,630,842	98.76%	3,360,213	1.24%

Leontine van Leeuwen-Atkins	268,148,177	99.32%	1,842,880	0.68%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against

Tammy Cook-Searson	73,976,654	99.57%	322,919	0.43%

Catherine Gignac	72,913,617	98.13%	1,385,967	1.87%

Tim Gitzel	74,100,179	99.77%	174,337	0.23%

Marie Inkster	73,781,111	99.33%	494,252	0.67%

Kathryn Jackson	73,302,463	98.69%	972,353	1.31%

Don Kayne	73,311,694	98.81%	882,589	1.19%

Peter Kukielski	74,137,072	99.78%	162,508	0.22%

Dominique Minière	73,460,367	99.35%	480,348	0.65%

Leontine van Leeuwen-Atkins	73,814,853	99.38%	460,340	0.62%

Item 2: Appointment of Auditors

On a vote by ballot, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Canadian Securities Administrators

May 7, 2026

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
272,099,367	90.32%	29,170,316	9.68%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
69,559,186	93.17%	5,095,830	6.83%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
265,970,208	97.07%	8,038,777	2.93%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
73,630,638	98.63%	1,024,378	1.37%

Cameco Corporation

By:	“Jenny L. Hoffman”
Jenny L. Hoffman
Corporate Secretary